UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  December 31, 2015

Allegiancy, LLC
(Exact name of issuer as specified in its charter)

Delaware	46-2793187
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1100 Boulders Parkway, Suite 605 Richmond, VA 23225
(Full mailing address of principal executive offices)

(866) 842-7545
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Allegiancy, LLC, a Delaware limited liability company, or Allegiancy, contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced Allegiancy’s offering circular dated March 15, 2016 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference

(https://www.sec.gov/Archives/edgar/data/1579173/000135448816006600/allg_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Allegiancy is a focused specialist in commercial real estate asset management. In much the same way that a private equity firm manages business investments for clients, at Allegiancy we oversee strategic and tactical real estate operations to benefit the owners of the property. Allegiancy was formed in 2013 to leverage opportunities identified by the principals of our predecessor, REVA Management Advisors, LLC, or RMA, since its founding in 2006. Allegiancy acquired RMA in March of 2014 contemporaneously with the initial closing of a $5,000,000 offering of our Class A Units , pursuant to former Regulation A. We refer to this transaction as or our Initial Regulation A Offering. We ultimately received $4,275,642 in net proceeds from our Initial Regulation A Offering, which capitalized the company and positioned it to make targeted acquisitions to drive growth.

We operate in an industry that remains very fragmented with more than 85,000 service providers in the United States alone. This is an industry that affords a tremendous opportunity to specialize, differentiate through technology and consolidate smaller, less efficient operators.

Revenue Model

Allegiancy is a fee based asset manager of commercial real estate. We deliver strategic direction along with tactical oversight to create enhanced investment returns to property owners. Our fee structure is directly tied to the value we create and the value we preserve. Approximately 50%-60% of Allegiancy’s top line revenue is derived from asset management fees that are based on the effective gross revenue at each property. These fees range from 1.15% to 6% of property revenues depending upon the nature of the property, the tenancy at each property and the market for our services in the property’s area. Typically, the lower the number of tenants and more responsibility held by the tenants (for example in the triple net leases), the lower our fees will be, and, conversely, we typically earn higher fees for multi-tenanted full service buildings. Our weighted average management fee per property is 5.0% of property revenue. As the asset manager, Allegiancy controls the accounts for each of the properties and the portfolio management fees are paid in the month earned.

The second component of Allegiancy’s revenues comes from property administration fees which amount to 40%-50% of total income. These fees are derived from event-driven activities:

●	Up to 5% of project cost when a construction project is undertaken, for either tenant improvements or capital improvements;

●	1% to 6% of lease values of new leases;

●	1% to 4% of lease values of renewal leases;

●	0.1% to 1% of loan amount in financing transactions; and

●	0.25% to 4% of sale price when assets are sold.

All of these revenues are a function of the size of the asset base (AUM or assets under management) and their financial performance. As a general guide, Allegiancy expects to earn between 75-100 basis points (0.75% - 1.0%) on assets under management, so for every $1 million in asset value we expect to generate approximately $7,500 - $10,000 in top line revenue.

For our fiscal year ended June 30, 2015, we earned $1,772,135 in asset management fees, $94,257 in construction fees, $932,346 in lease commissions, $266,085 in financing fees and $100,081 in sales commissions.

In the most recent six-month period ending 12/31/2015, we earned $1,696,777 in asset management fees, $65,659 in construction fees, $895,703 in lease commissions and $321,002 in sales commissions.

Growth Opportunity
The number of underperforming commercial real estate assets exploded with the onset of the 2008 global financial crisis and recession in the United States. Even though this downturn is nearly six years behind us, there continues to be a significant range of current issues and risks that are preventing a robust recovery. The pressure of reduced property level revenues has been compounded by a large wave of loan maturities and refinancing/ recapitalization problems resulting in existential difficulties for many asset manager and owners. Many commercial real estate portfolio managers, especially those who had been in the business of syndicating real estate (such as tenant-in-common and DST programs) are no longer able to generate the transaction revenues that had been important profitability generators for their firms. Management believes that we are positioned to offer an attractive sale opportunity to those portfolio managers seeking to exit the asset management business as a result of business models built on transaction revenues no longer being sustainable.

Allegiancy added a number of new asset management contracts to the portfolio since during the six-month period ended December 31, 2015 amounting to approximately $45 million in new assets under management..

In addition to benefiting from organic growth, it is our objective to implement and execute a series of acquisitions where Allegiancy completes the purchase of competing asset managers. Our selected acquisition targets manage portfolios of complementary properties, primarily suburban office buildings in secondary markets. Acquisition of the assets of target companies, whether in the entirety or through joint ventures will transfer the management contracts to Allegiancy or its subsidiaries where we can leverage our existing operating infrastructure, implement our proven efficiencies to improve both property performance and operating profitability with benefits accruing to the property owners as well as to Allegiancy.

Growth Strategy
Allegiancy has deployed a three-pronged strategic approach to drive growth through acquisitions, organic accretion and private label servicing.

Acquisitions - we will continue to leverage long-term relationships with colleagues and former competitors to accomplish corporate asset acquisition through the purchase of existing operating entities that manage a substantial asset base.

Organic Accretion - we will continue to utilize our relationships with an extensive network of registered representatives, investors, industry groups, syndicators and attorneys to identify individual direct contract acquisition targets.

Private Label Servicing – there is a significant push underway for private equity firms to reduce their reliance on operating partnerships and the costs related to that deal structure. This is being driven by investor demand for lower fees and costs. Thus, many private equity real estate investors are looking for a new way to accomplish asset management and we believe Allegiancy is very well positioned to capitalize on this new opportunity.

Operating Results

Allegiancy operates on a fiscal year basis from July 1 to June 30.  Set forth below is a discussion of our operating results for the first half of fiscal 2016, from July 1, 2015 to December 31, 2015.

The Company expended meaningful effort during this time period in integrating the acquisition of the asset management business on June 1, 2015 of Tristone Realty Management, LLC and its affiliates, or Tristone, as described in the Final Offering Circular (https://www.sec.gov/Archives/edgar/data/1579173/000135448816006600/allg_253g2.htm) under the caption “DESCRIPTION OF OUR BUSINESS – Additional Operations Via Allegiancy Houston,” as well as continuing to refine our technology platform and approach as we expand our geographic reach. During this period we added an additional approximately $45 million of assets under management to our managed portfolio and we also added staff leasing and analytical areas to help drive revenue growth. Our efforts across all areas of business operations intensified and significant investments were made in technology infrastructure buildout, quantitative analytics tools and software systems integration. In this period the efforts related to Allegiancy’s second capital raise pursuant to Regulation A also intensified as did related travel and marketing expenses.

In the six month partial period of Fiscal Year 2016 (7/1/2015 through 12/31/2015), Allegiancy delivered total revenues from operations of $3,128,606 and assets under management grew to approximately $775 million through organic growth. Operating costs for the partial period came in at approximately $3,536,379. The resultant operating loss of $267,332, includes certain non-recurring items related to the capital fundraising effort and is expected to be reversed by the receipt of fees from scheduled transactions before the end of Fiscal Year 2016.

Management believes that our current infrastructure is more than sufficient to accommodate the growth represented by our recent acquisition and we do not expect to require additional staffing to handle the workload. In fact, we are working on new technology initiatives that have the potential to meaningfully expand both our capacity and profitability at current staffing levels. It is our view that the biggest risk for Allegiancy over the next twelve months relates to our ability to repeat our success in structuring attractive acquisitions. While we are working diligently to line up additional asset managers and we have a number of attractive opportunities, there can be no guarantee of future success in these acquisitions. We are constantly in discussions with other asset managers; however, we have not yet entered into any purchase documentation or letters of intent for additional acquisitions.

Liquidity and Capital Resources

As of December 31, 2015, we had cash on hand of $799,804. We are currently conducting a $30,000,000 offering of Series B common stock.  We will be required to convert from a limited liability company to a corporation prior to the initial closing of the offering.  We anticipate that the proceeds of the offering, if successful, will improve our financial performance through changes in our capital structure, enabling us to further implement our acquisition strategy, and increase cash flows. We have identified no additional material internal or external sources of liquidity as of the date

Short Term Liquidity

Our short-term liquidity requirements include the payment of the preferred returns on our Class A Units, in the amount of approximately $300,000 per year, and approximately $500,000 in additional capital expenditures.

Long-Term Liquidity

Our Class A Units, which units will be converted into shares of Series A Preferred Stock in Allegiancy, Inc. on the Entity Conversion Date, issued in our initial Regulation A Offering include redemptions at the option of the Series A Preferred Stockholders that could obligate Allegiancy to potential redemption expense of approximately $2.7 million in 2017, $2.8 million in 2018, and $3.0 million in 2019. We intend to meet these long-term liquidity needs through the use of increased operating profits resulting from our growth strategy.

However, if we are unable to meet these needs with internal funds, we may be forced to seek bank or other financing or issue equity or debt securities in the capital markets in order to meet our redemption obligations.

Trend Information
Management is encouraged by the positive reception received when potential acquisition targets have been approached since the approval of final Regulation A+ rules. We are seeing an increase in interest from asset management companies in both merger and acquisition transactions. Additionally, our organic growth efforts have exceeded our expectations and projections. Fiscal year 2015 saw growth of assets under management of approximately $455 million and management anticipates continued organic and acquisition growth for fiscal year 2016. The success of our growth strategy is directly linked to our ability to raise additional capital in this offering.

Our costs related to mergers and acquisitions met management’s expectations and we believe the relative costs of our acquisition activities will decline given the size of future anticipated transactions. We successfully renegotiated a portion of the Tristone acquisition costs to reflect changing realities and the net result was a reduction of common shares issued to the seller. Additionally, our operating infrastructure is fully developed and management anticipates that operating costs per property will continue to decline. Technology development costs in fiscal year 2015 exceeded our original projections, but management has refined the approach, changed technology service vendors and implemented a software development protocol that is expected to result in lower costs and more rapid build out of our proprietary platform. Management believes that fiscal year 2016 will see both increased revenues and expanded operating margins resulting in improved profitability.

Item 2.   Other Information

None.

Item 3.   Financial Statements

Allegiancy, LLC
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	December 31,	June 30,
	2015	2015
Assets

Current assets:
Cash	$799,804	$1,897,015
Accounts receivable	379,500	4,995
Related party receivables	564,097	66,767
Other receivables	14,596	—
Prepaid expenses	363,054	160,711
Deferred income taxes - current	216,683	41,374
Total current assets	2,337,734	2,170,862

Other assets:

Property and equipment-net	75,426	47,145
Deferred income taxes	—	32,529
Acquired contracts-net	3,747,044	4,150,845
Goodwill	81,670	81,670
Total other assets	3,904,140	4,312,189

Total assets	$6,241,874	$6,483,051

Liabilities and Members' Equity

Current Liabilities:
Accounts payable	$157,759	$167,944
Accrued expenses	226,431	39,932
Deferred revenue	—	20,443
Total current liabilities	384,190	228,319

Members equity:
Controlling interest:
Class A preferred units - authorized 1,000,000 units, $10 par,
499,997 units issued and outstanding, respectively	4,427,067	4,427,067
Class B common units - authorized 20,000,000 units, $0 par,
1,378,700 units issued and outstanding, respectively	1,333,108	1,315,163
Accumulated deficit	(1,003,407)	(586,075)
Total controlling interest	4,756,768	5,156,155
Noncontrolling interest	1,100,916	1,098,577
Total members' equity	5,857,684	6,254,732

Total liabilities and members' equity	$6,241,874	$6,483,051

Allegiancy, LLC
Consolidated Statement of Operations
For the Six Months Ending
(Unaudited)

	December 31,	December 31,
	2015	2014

Revenues:
Management fees	$1,696,777	$820,125
Leasing commissions	895,703	672,009
Sales Commissions	321,002	58,351
Administrative fees	165,189	244,295
Other	49,935	4,375

Total Revenues	3,128,606	1,799,155

Direct Costs:
Administrative fees	524,698	222,960
Leasing commissions	763,794	611,442

Total direct costs	1,288,492	834,402

Gross profit	1,840,114	964,753

General and administrative expenses:
Compensation and benefits	893,639	533,736
Professional fees	69,391	106,246
Software development	38,852	290,348
Administrative expenses	543,279	183,113
Depreciation and amortization	513,448	21,302
Other costs	189,278	147,750

Total general and administrative expenses	2,247,887	1,282,495

Loss before taxes	(407,773)	(317,742)

Income tax benefit	142,780	108,215

Net loss before noncontrolling interest	(264,993)	(209,527)

Net income (loss) attributable to noncontrolling interest	(2,339)	—

Net loss	$(267,332)	$(209,527)

  Note: In the opionion of management all adjustments necessary in order to make interim financial statements not missleading have been included.

Allegiancy, LLC
Consolidated Statement of Cash Flows
For the Six Months Ending
(Unaudited)

	December 31,	December 31,
	2015	2014

Cash flows from operating activites:
Net loss	$(264,993)	$(209,527)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Deferred income tax benefit	(142,780)	(108,215)
Depreciation and amortization	513,448	30,129
Equity based compensation	17,945	3,241
Loss on sale property and equipment	9,370	—
Changes in operating assets and liablilities:
Accounts receivable	(374,505)	51,396
Related party receivables	(497,330)	560,222
Other receivables	(14,596)	66,468
Deposits	—	200,268
Prepaid expenses	(202,343)	154,345
Accounts payable	(10,185)	158,626
Deferred revenue	(20,443)	(140,423)
Accrued expenses	186,499	55,336
Net cash (used in) provided by operating activities	(799,913)	821,866

Cash flows from investing activities:
Purchases of property and equipment	(47,962)	(7,575)
Purchase of lease contracts, net of refund	(99,336)	—
Net cash used in investing activities	(147,298)	(7,575)

Cash flows from financing activities:
Dividends paid on preferred return	(150,000)	(161,365)
Payments on long-term debt	—	(5,183)
Net cash used in financing activities	(150,000)	(166,548)

Net change in cash and cash equivalents	(1,097,211)	647,743

Cash and cash equivalents, beginning of the year	1,897,015	3,400,190
Cash and cash equivalents, end of the year	799,804	4,047,933

Supplemental disclosure of the cash flow information:
Noncash transactions:
Accrued preferred return	75,000	75,000

Allegiancy, LLC
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies:
Allegiancy, LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware on January, 22, 2013 for the primary purpose of providing asset and property management services related to commercial real estate. On June 1, 2015, the Company acquired a 70% economic controlling interest in Tristone Realty Management, LLC. See Note 2.

Basis of Presentation:  The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”).  Defined terms used in the Notes to the consolidated financial statements are as defined in the Operating Agreement.  A summary of the significant accounting and reporting policies of the Company are presented below.

Basis of Consolidation: The consolidated financial statements include all of the accounts of the Allegiancy, LLC and its subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition: The Company recognizes revenues from property management, administration fees and leasing commissions as services have been performed and are billable.

Credit Risk and Concentrations: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash.  The Company maintains its cash in financial institutions at levels that may periodically exceed federally-insured limits.

One customer accounted for 11% of revenues for the six months’ period ending December 31, 2015 and 15% of revenues for the year ended June 30, 2015. Three customers accounted for 63% at December 31, 2015 and one customer accounted for 93% of accounts receivable at June 30, 2015.

Accounts Receivable:  Accounts receivable are reported net of an allowance for doubtful accounts.  The allowance is based on management's estimate of the amount of receivables that will actually be collected. No allowance for doubtful accounts was considered necessary at December 31, 2015 and June 30, 2015.

Property and Equipment: Property and equipment are stated at cost.  Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred.  Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the related assets, which range from three to seven years.  Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Acquired Contracts: Costs relating to obtaining new property management contracts are capitalized and amortized on a straight-line basis over the expected length of the contracts, usually ten years.

Noncontrolling Interest: The noncontrolling interest of Tristone Realty Management, LLC is presented as a separate component of equity and the net income (loss) attributable to the noncontrolling interest is offset in the Company’s consolidated statement of operations.

Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods reported.  Actual results could differ from those estimates.

Income Taxes: The Internal Revenue Service approved the Company’s election filed on Form 8832, Entity Classification Election, to be taxed as a C corporation effective June 30, 2013.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $197,511 and $94,666 for the six months’ period ending December 31, 2015 and 2014, respectively.

Goodwill and Acquired Contracts:  The Company evaluates the potential impairment of finite (acquired contracts) and indefinitely lived (goodwill) intangibles annually in accordance with FASB guidance. Under this guidance, impairment losses are to be recognized in the period of determination. The Company completed its evaluation and did not record any impairment charge at December 31, 2015 and June 30, 2015.

Software Development: Software development consists of costs associated with developing internal software programs. The Company expenses software development costs as they are incurred. Software development expenses amounted to $38,852 and $290,348 for the six months’ period ending December 31, 2015 and 2014, respectively.

Subsequent Events: Management has evaluated subsequent events through May 16, 2016, the date the consolidated financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying consolidated financial statements.

2.	Tristone Acquisition:

On June 1, 2015, the Company acquired a controlling interest in Tristone Realty Management, LLC (“Tristone”). The Company is entitled to 70% of the profits and loss interests of Tristone. The acquisition of Tristone was accounted for using the acquisition method, in which acquired assets are recorded at fair value. In consideration of the assets acquired, the Company issued Class B shares valued at $1,284,882, and paid cash of $1,284,882. The assets acquired consisted of property management contracts of $3,589,420 and goodwill of $81,670. There were no liabilities assumed in the transaction. The acquired property management contracts are presented on the consolidated balance sheet as a component of acquired contracts. Tristone’s noncontrolling interest of $1,101,327 on the transaction date is recorded as a non-cash capital contribution on the consolidated statement of members’ equity.

3.	Property and Equipment:

Property and equipment consisted of the following components:

	December 31,	June 30,
	2015	2015

Website	$31,070	$31,070
Furniture and equipment	18,418	54,864
Computer software and license	17,325	17,325
	$66,813	$103,259
Less: Accumulated depreciation	(19,668)	(27,833)
	$47,145	$75,426

Depreciation expense was $10,311 and $10,509 for the six months’ period ending December 31, 2015 and 2014, respectively.

4.	Acquired Contracts-Net:

Acquired contracts are amortized over the expected lives of the contracts, generally between 5-12 years.  Amortization expense amounted to $503,136 and $10,793 for the six months’ period ending December 31, 2015 and 2014, respectively, and consisted of amortization of current contracts and write off contract costs for terminated contracts.

5.	Income Taxes:

The Company’s effective tax rate differs from the deferral statutory tax rate due primarily to local income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes:

The provision (benefit) for deferred income taxes consists of the following:

	For the Six Months Ending December 31,
	2015	2014

Federal	(127,885)	(108,600)
State	(14,895)	385
Deferred tax benefit	(142,780)	(108,215)

6.	Leases:

The Company leases office space under short and long term operating leases. Total operating lease expense was $84,363 and $15,000 for the six months’ period ending December 31, 2015 and 2014, respectively.

7.	Members’ Equity:

Class A Units: On March 6, 2014, the Company issued 499,997 Class A preferred membership units with a par value of $10 for a total of $4,999,970 (the “Offered Units”). The preferred membership units have one voting right per unit. The preferred membership units provide for an annual cumulative, non-compounding return of 6% annually. Accrued preferred return amounted to $75,000 at December 31, 2015 and June 30, 2015. In the event of redemption or liquidation, the preferred membership units have preference over the common membership units. The Company paid Class A preferred dividends of $150,000 for the six months’ period ending December 31, 2015 and $311,363 for the year ended June 30, 2015.

Conversion Rights: The Company has the right to convert any Offered Class A Units remaining outstanding following the fifth anniversary of the initial closing into Class B Units, subject to certain conditions described by the Operating Agreement. If the Company elects to convert the remaining Offered Units into Class B Units, each Class A member whose Offered Units are being converted shall receive that number of Class B units equaling $20 for each Class A Unit converted. The value of the Class B units shall be established using the most recent closing price for the Class B units.

Purchase Rights: Each Offered Unit also entitles its holder to a right to purchase one Class B unit, (the “Purchase Right”). The Purchase Right may only be exercised either (a) within ten days following the date on which the Offered Units associated with the Purchase right are redeemed by the Company; or (b) within 10 days following the conversion of the Offered Units into Class B units. The exercise price for a Class B Units which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per purchased unit.

Redemption Requirement: The Company will be required to redeem up to one-third of the outstanding Class A units purchased in the initial offering for cash on each of the third, fourth and fifth anniversaries of March 6, 2014, the initial closing of the offering, (each the “redemption date”). The cash redemption price for the Class A units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. The Company will have no obligation to redeem Class A units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then the Company shall redeem the Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units.

Class B Units: The Company issued 1,250,100 Class B common membership units in 2014 and issued 128,600 in 2015 related to the acquisition of Tristone. See Note 2 for more information about this transaction. The common membership shares have one voting right per unit.

Underwriter Warrants: On March 6, 2014, in connection with the issuance of the Class A preferred membership units noted above, the Company offered stock warrants for 4.6% of the 499,997 (totaling 23,000 for the 2014 Class A offering) to the underwriter (“Underwriter Warrants”). The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The value of the warrants of $76,425 was recorded as a component of Class A membership units on the accompanying consolidated statement of changes in members’ equity and included as a component of the syndication costs during 2014. The warrants were valued based on the value of the underlying units.

8.	Stock Options:

The Company created the 2014 Equity Incentive Plan (The “Plan”) effective June 1, 2014. The Board of Managers has the right to terminate the Plan at any time; however, the Plan is set to terminate May 30, 2020. As of December 31, 2015, the maximum aggregate number of common shares that may be issued under the Plan is 1,000,000 Class B common units. Only employees of the Company, members of the Board of Managers, and individuals who provide services to the Company are eligible to participate in the Plan. Once vested, the options do not expire until the employee separates from the Company.  The options cliff vest at anniversary dates ranging from one to three years. Certain options vest immediately on the grant date. The Company recognizes compensation expense ratably during the vesting period.

The fair value of the options was estimated on the grant date using the Black-Scholes pricing model to calculate fair value.  The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility. Additionally, the recognition of equity based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.  The Company recognized equity based compensation expense of $17,945 and $3,274 for the six months’ period ending December 31, 2015 and 2014, respectively.

9.	Related Party Transactions:

The Company performs property management services for real estate entities, some of which are determined to be related parties through common ownership and management. Total related party revenue was $727,525 and $1,096,296 for the six months’ period ending December 31, 2015 and 2014, respectively.  Total related receivables were $564,097 and $66,767 as of December 31, 2015 and June 30, 2015, respectively.

10.	Guarantees:

Pursuant to its operating agreement, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacities. The maximum liability under these obligations is unlimited; however, the Company’s insurance policies serve to limit its exposure.

Item 4.   Exhibits

Exhibit Number	Description
2(a)	Form of Certificate of Incorporation of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
2(b)	Form of Bylaws of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(a)	Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC and Allegiancy, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on December 17, 2015)
6(b)	Employment Agreement by and between Stevens M. Sadler and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(c)	Employment Agreement by and between Christopher K. Sadler and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(d)	Allegiancy’s 2014 Equity Incentive Plan (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(e)
Acquisition Agreement by and among TriStone Realty Management, LLC, Principle Equity Partners, LP, Principle Equity Properties, LLC, Randolph A. McQuay and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on Ocotber 26, 2015)

6(f)	Convertible Promissory Note by Allegiancy in favor of TriStone Realty Management, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(g)	Amended and Restated Operating Agreement of Allegiancy Houston, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
(7)	Form of Plan of Conversion of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allegiancy, LLC

By:	/s/ Stevens M. Sadler
Chairman and Chief Executive Officer

Date: June 8, 2016

/s/ Stevens M. Sadler
(principal executive officer)

Date: June 8, 2016

/s/ Christopher K. Sadler
(principal accounting officer and principal financial officer) Date: June 8, 2016